Exhibit 99.92

TORQUE ESPORTS CORP.

(formerly Millennial Esports Corp.)

Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019 and 2018

(Expressed in United States Dollars)

(Unaudited)

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

As at	November 30, 2019	August 31, 2019
Assets
Current Assets
Cash (Note 19)	$464,405	$2,827,014
Accounts and other receivables (Note 20)	618,500	517,228
Government remittances receivable	861,283	711,278
Prepaid expenses and deposits (Note 20)	595,153	698,842

Total Current Assets	2,539,341	4,754,362
Investment (1 (i))	1,870,000	1,470,000
Property and equipment (Note 6)	120,466	82,635
Intangible assets (Note 5)	3,164,097	3,724,728
Leasehold improvements (Note 7)	2,444	2,618
Goodwill (Note 4)	651,354	651,354
Right-of-use asset (Note 17)	208,191	-

Total Assets	$8,555,893	$10,685,697

Liabilities
Current Liabilities
Accounts payable and accrued liabilities (Note 20)	$5,776,956	$3,910,899
Lease obligation - current portion (Note 18)	77,123	-
Customer points liability	8,270	8,270
Warrant liability (Note 12)	2,543,599	296,795
Current portion of long-term debt (Note 10)	90,092	90,033
Current portion of contingent performance share obligation	257,216	257,216
Deferred revenue	141,689	31,656
Promissory notes payable (Note 8)	2,540,515	852,884

Total Current Liabilities	11,435,460	5,447,753
Contingent performance share obligation	216,148	216,148
Convertible debt (Note 9)	12,270,861	12,532,723
Lease obligation - long-term	131,385	-
Long-term debt (Note 10)	145,890	156,255

Total Liabilities	24,199,744	18,352,879

Shareholders’ (Deficiency) Equity
Share capital (Note 13)	30,230,654	29,613,406
Shares to be issued	760,216	760,216
Contributed surplus	2,753,264	2,753,037
Accumulated other comprehensive (loss)	(1,841,025)	(1,333,172)
Deficit	(47,805,311)	(39,754,120)

(Deficiency) equity attributable to shareholders	(15,902,202)	(7,960,633)

Net assets attributed to non-controlling interest	258,351	293,451

Equity attributable to non-controlling interest	258,351	293,451

Total Shareholders’ (Deficiency) Equity	(15,643,851)	(7,667,182)

Total Liabilities and Shareholders’ (Deficiency) Equity	$8,555,893	$10,685,697

The accompanying notes are an Integral part of these condensed Interim consolidated financial statements.

Going Concern (Note 1)

Commitments and Contingencies (Note 15

Subsequent Events (Notes 1 and 22)

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

For the three months ended November 30,	2019	2018 (Note 16)
Revenues
Games development	$532,861	$1,512,255
Event income	264	156,384
Membership income	275,123	-

Total Revenues	808,248	1,668,639

Expenses
Consulting (Note 20)	388,853	280,043
Salaries and wages (Note 20)	261,588	301,492
Amortization and depreciation	592,806	581,835
Direct costs	1,091,689	1,593,491
Sponsorships and tournaments	1,828,587	24,804
Share-based payments (Note 20)	11,114	92,422
Professional fees	374,339	117,854
Advertising and promotion	1,133,928	59,316
Travel	30,440	16,787
Rent	6,368	26,686
Office and general	275,715	171,136
Website maintenance and internet	13,382	30,259
Insurance	9,573	9,817
Interest and bank charges	259,897	12,567
(Gain) loss on foreign exchange	162,887	(48,361)
Change in fair value of warrant liability (Note 12)	1,634,324	(424,526)
Change in fair value of convertible debt (Note 9)	804,525	-
Accretion expense (Note 10)	14,724	-

Total Expenses	8,894,739	2,845,622

Loss before income taxes	(8,086,491)	(1,176,983)

	$(8,086,491)	$(1,176,983)
Minority interest in net loss	35,100	-

Net loss for the year from continuing operations, net	$(8,051,391)	$(1,176,983)

Discontinued operations
Earnings (Loss) from discontinued operations (Note 16)	200	(179,468)

Loss on discontinued operations	200	(179,468)

Net loss	$(8,051,191)	$(1,356,451)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Continued)

(Expressed in United States Dollars)

(Unaudited)

For the three months ended November 30,	2019	2018 (Note 16)

Net loss	$(8,051,191)	$(1,356,451)

Other comprehensive loss
Items that may be reclassified subsequently to profit or loss Foreign currency translation differences	(507,853)	18,509

Comprehensive loss for the period	$(8,559,044)	$(1,337,942)
Basic and diluted net loss per share from continuing operations (Note 21)	$(3.26)	$(0.65)
Basic and diluted net loss per share from discontinued operations (Note 21)	$-	$(0.10)

Weighted average number of common shares outstanding (Note 1)	2,469,886	1,821,328

The accompanying notes are an integral part of these condensed interim consolidated financial Statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Expressed in United States Dollars)

(Unaudited)

	Share Capital	Shares to be Issued	Accumulated Other Comprehensive Loss	Contributed Surplus	Deficit	Total	Net Assets Attributed to Non- Controlling Interest	Total
Balance, August 31, 2018	$29,573,077	$455,736	$(945,705)	$2,722,686	$(25,016,122)	$6,789,672	$-	$6,789,672
Share-based payments	-	-	-	92,422	-	92,422	-	92,422
Common shares issued on exercise of warrants	100,000	11,214	-	-	-	111,214	-	111,214
Net loss for the period	-	-	-	-	(1,356,451)	(1,356,451)	-	(1,356,451)
Other comprehensive loss	-	-	18,509	-	-	18,509	-	18,509
Balance, November 30, 2018	$29,673,077	$466,950	$(927,196)	$2,815,108	$(26,372,573)	$5,655,366	$-	$5,655,366
Balance, August 31, 2019	$29,613,406	$760,216	$(1,333,172)	$2,753,037	$(39,754,120)	$(7,960,633)	$293,451	$(7,667,182)
Convertible debt conversion	617,248	-	-	-	-	617,248	-	617,248
Share-based payments	-	-	-	11,114	-	11,114	-	11,114
Non-controlling interest in subsidiary	-	-	-	(10,887)	-	(10,887)	-	(10,887)
Net loss for the period	-	-	-	-	(8,051,191)	(8,051,191)	(35,100)	(8,086,291)
Other comprehensive loss	-	-	(507,853)	-	-	(507,853)	-	(507,853)
Balance, November 30, 2019	$30,230,654	$760,216	$(1,841,025)	$2,753,264	$(47,805,311)	$(15,902,202)	$258,351	$(15,643,851)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

For the three months ended November 30,	2019	2018

Operating activities
Net loss for the period	$(8,051,191)	$(1,356,451)
Items not affecting cash used in operating activities:
Amortization and depreciation	592,806	581,835
Change in fair value of warrants payable	1,634,324	(424,526)
Change in fair value of contingent consideration and convertible debt	804,525	-
Minority interest	(35,100)	-
Unrealized foreign exchange (gain)	(362,944)	(59,909)
Accretion expense	14,724	-
Share-based payments	11,114	92,422

	(5,391,742)	(1,166,629)
Changes in non-cash working capital:
Accounts and other receivable	(101,272)	12,468
Government remittances receivable	(150,005)	(31,958)
Prepaid expenses and deposits	103,689	(78,387)
Accounts payable and accrued liabilities	1,866,057	591,606
Deferred revenue	110,033	199,981

Net cash flows from operating activities	(3,563,240)	(472,919)

Investing activities
Purchase of property and equipment	(59,472)	-
Investment in Allinsports	(400,000)	-

Cash flows from investing activities	(459,472)	-
Financing activities
Proceeds from promissory notes payable	1,687,631	-
Proceeds from exercise of options and warrants	-	3,814
Proceeds from issuance of promissory notes	-	209,938
Repayment of long-term debt	(27,528)	43,504

Net cash flows from financing activities	1,660,103	257,256

Change in cash	(2,362,609)	(215,663)
Cash, beginning of period	2,827,014	607,933

Cash, end of period	$464,405	$392,270

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information and Going Concern

Torque Esports Corp, (formerly Millennial Esports Corp.) (“Torque” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on April 8, 2011. The registered head office of the Company is 82 Richmond Street East, Toronto, Ontario, M5C 1P1.

The Company focuses on three areas: esports data provision, esports tournament hosting and esports racing.

On June 7, 2019, the Company consolidated its issued and outstanding common shares on the basis of 15 pre-consolidation shares for every 1 post consolidation share. The consolidation was approved during a meeting of shareholders on May 11, 2018. On October 17, 2019, the Company further consolidated its shares on the basis of 5 pre-consolidation shares for every 1 post-consolidation share. The consolidation was approved during a meeting of shareholders on October 16, 2019. Current and comparative disclosure has been amended to reflect these two share consolidations.

Pursuant to shareholder approval at the October 16, 2019 shareholders meeting, effective October 18, 2019, the Company changed its name to Torque Esports Corp. The Company’s common shares trade on the TSX Venture Exchange under the trading symbol GAME.V.

Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $47,805,311 as at November 30, 2019 (August 31, 2019 - $59,492,118). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at November 30, 2019, the Company had a working capital deficiency of $8,896,119 (August 31, 2019 - working capital deficiency of $693,391) which is comprised of current assets less current liabilities, excluding warrant liability.

These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information and Going Concern (Continued)

Acquisitions

i)	On October 18, 2019, the Company signed a definitive agreement to acquire a 51 percent interest in motorsport simulator manufacturer, All In Sports SRL (“All In Sports”), incorporated in Italy, for $5,632,000 comprised of the following:

-	Total cash consideration of $1,900,000 to be payable to the shareholders of All In Sports in three tranches on or prior to November 30, 2019.

-	As at November 30, $1,870,000 had been advanced to All In Sports and is included in long-term investment on the consolidated statements of financial position. Of this amount, a total of $1,750,000 has been advanced as part of the consideration for the purchase price and $120,000 has been advanced as deposits for the purchase of simulators. No interest in accruing on this advance.

-	$3,732,000 to be paid in 1985424 common shares of Torque

Torque shall have the option to purchase the remaining 49% of All In Sports beginning 18 months following the closing date and ending 24 months following the closing date for the lesser of: (i) ten times EBITDA for fiscal 2020; or (ii) $20,000,000 based on certain milestones.

The Company shall be entitled to a preferred purchase price for eRacer simulators for a period of two years from the closing date of the transaction. The preferred price shall be the lesser of (i) 20% discount on current fair value or (ii) $240,000 per simulator.

This transaction is subject to regulatory and exchange approval. As of February 18, 2020, this transaction has yet to close.

ii)	On November 7, 2019, the Company entered into a binding letter of intent with LetsGoRacing, a U.K. based automotive YouTube Channel. The parties will enter into a definitive purchase and sale agreement, which will reflect the following terms:

-	Total cash consideration of £315,000 ($384,300) to be payable to the shareholders of LetsGoRacing in tranches ending on the 30th day following the signing of the definitive agreement.

-	£136,000 ($165,920) worth of common shares of the Company to be issued at a price per share equal to the greater of the share price on the date of signing the letter of intent or the date of signing the definitive agreement, with such shares subject to up to a 12 month hold period.

This transaction is subject to regulatory and exchange approval. As of February 18, 2020, this transaction has yet to close.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information and Going Concern (Continued)

Acquisitions (Continued)

iii)	On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31,2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). UMG shareholders will receive, on an exchange ratio of 0.0643205, common shares of Torque. In total, Torque will issue approximately 4,329,445 Torque Shares (the “Consideration Shares”) in exchange for the UMG securities to be exchanged pursuant to the transaction, including the securities to be issued pursuant to the UMG Private Placement (defined below) (a total of 812,361 of these Torque Shares will be issued to the UMG Private Placement shareholders and the remainder shall be issued to the current UMG Shareholders). In addition, each outstanding option and warrant to purchase a UMG Share will be exchanged for an option or warrant, as applicable, to purchase a Torque share, based upon the exchange ratio.

This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. Pursuant to the Arrangement, Torque has acquired all of the issued and outstanding UMG Shares, by way of a plan of arrangement, based on an exchange ratio of 0.0643205 of a Torque common share for each UMG Share held by the former UMG Shareholders. The plan of arrangement was completed on December 31, 2019.

iv)	On November 22, 2019, Torque, Frankly Inc. (“Frankly”), and WinView Inc. (“WinView”) announced that the three companies have agreed to combine to form an integrated news, gaming, sports and esports platform. The parties have until February 29, 2020 to close this transaction, which is subject to various closing conditions, including the audit of the Company.

The three companies have entered into a binding letter agreement (the “Letter Agreement”) that provides for Torque to acquire all of the issued and outstanding common shares of Frankly and all of the issued and outstanding securities of WinView pursuant to (a) a plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”) or, (b) solely with respect to WinView, a statutory merger under the General Corporation Law of the State of Delaware or another acquisition structure mutually agreed among Torque, Frankly and WinView in respect of Torque’s acquisition of the securities of WinView (an “Alternative Structure”) (collectively, the Plan of Arrangement and an Alternative Structure, if applicable, are referred to as the “Transaction”). In addition, should any amount be awarded from WinView’s patent portfolio, 50% of the net license fees, damage awards or settlement amounts collected from third parties, with such payments to be calculated after deduction for all associated legal costs incurred in connection to such amounts. Upon closing of this transaction, it is expected that Tom Rogers, Chairman of Frankly and WinView will assume the role of the Chairman of the Board and Lou Schwartz (CEO of Frankly) and Darren Cox (CEO of the Company) will act as Co-CEC’s.

The combined company is expected to have the following capital structure:

-	The common shares of Frankly will be exchanged for common shares of Torque on a oneforone basis. Frankly convertible securities will remain outstanding and be exercisable for common shares of Torque on the same terms.

-	Pursuant to the Plan of Arrangement or Alternative Structure, if applicable, holders of securities of WinView will receive common shares of Torque having a total value of $35,000,000, based on a share price of CAD$1.75 ($1.32) per common share of Torque, and/or contingent rights, in exchange for the securities of WinView held by them. The contingent rights will entitle holders to proceeds from the enforcement of WinView’s patent portfolio as further specified in the Letter Agreement.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

1.	Corporate Information and Going Concern

Acquisitions (Continued)

iv)	(Continued)

A certain director of the Company holds 200,000 common shares and 100,000 common share purchase warrants in Frankly. In addition, SOL Global Investments Corp (“SOL Global”), a company related due to the fact that a certain director of the Company serves as its Chief Financial Officer, has disclosed that it was a holder of greater than 10% on a partially diluted basis of shares in the Frankly.

v)	On November 26, 2019, signed a binding letter of intent to acquire all of the issued and outstanding shares of DriverDB AB, a Swedish esports racing company, for £400,000 ($488,000) in a combination of cash and common shares of the Company. As of February 18, 2020, a definitive agreement had not been signed.

2.	Statement of Compliance and Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31,2019.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on February 19, 2019.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain variable benefits from its power over the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of disposal or loss of control. The Company’s subsidiaries are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
PGL Consulting Services Inc.	Canada	100%	US Dollar
Pro Gaming League Inc.	Canada	100%	US Dollar
Pro Gaming League Nevada Inc.	USA	100%	US Dollar
Millennial Esports California Corp.	USA	100%	US Dollar
Stream Hatchet S.L.	Spain	100%	Euro
The Race Media Ltd.	United Kingdom	100%	UK Pound
IDEAS+CARS Ltd.	United Kingdom	100%	UK Pound
Eden Games S.A.	France	95.67%	Euro

All inter-company balances and transactions have been eliminated.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

On September 30, 2019, the Company incorporated The Race Media Ltd., a wholly owned subsidiary in England and Wales.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

3.	Accounting Policies

Accounting Policies Adopted During the Period

i)	IFRS 3 - Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business. This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs. In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

ii)	IFRIC 23 - Uncertainty Over Income Tax Treatments (“IFRIC 23”) was issued in June 2017 and clarifies the accounting for uncertainties in income taxes. The interpretation committee concluded that an entity shall consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, then the entity shall determine taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. If an entity concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the entity shall reflect the effect of uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses and credits or tax rates. This standard was adopted on September 1, 2019, resulting in no changes to the Company’s condensed interim consolidated financial statements.

iii)	Accounting for Leases - IFRS 16

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

At September 1, 2019, the Company adopted the following and there was no material impact on the Company’s financial statements. The Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2019 has not been restated. It remains as previously reported under IAS 17 and related interpretations.

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●	Amounts expected to be payable under any residual value guarantee;
●	The exercise price of any purchase option granted if it is reasonable certain to assess that option;
●	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

3.	Accounting Policies

Accounting Policies Adopted During the Period (Continued)

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●	Lease payments made at or before commencement of the lease;
●	Initial direct costs incurred; and
●	The amount of any provision recognised where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortised on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortised over the remaining (revised) lease term.

The Company adopted this standard and the impact on the Company’s unaudited condensed interim consolidated financial statements are disclosed in notes 17 and 18.

Recent Accounting Pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company.

i)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

4.	Goodwill

Balance, August 31, 2018	$6,907,801
Impairment of goodwill of Eden Games	(5,886,260)
Effect of foreign exchange	(370,187)

Balance, August 31, 2019	$651,354
Effect of foreign exchange	482
Balance, November 30, 2019	$651,836

5.	Intangible Assets

	Application
Cost	Platforms	Software	Brand	Contracts	Total
August 31,2018	$793,144	$5,273,196	$1,733,266	$350,310	$8,149,916
Additions	-	-	-	140,239	140,239
Foreign exchange	(32,821)	(217,398)	(70,273)	(12,957)	(333,449)

August 31, 2019	$760,323	$5,055,798	$1,662,993	$477,592	$7,956,706
Foreign exchange	(1,076)	(32,421)	(3,550)	(640)	(37,687)
November 30, 2019	$759,247	$5,023,377	$1,659,443	$476,952	$7,919,019

Accumulated Amortization
August 31,2018	$560,817	$973,873	$392,874	$252,361	$2,179,925
Amortization	90,667	1,700,615	296,357	53,033	2,140,672
Foreign exchange	(23,207)	(40,150)	(15,929)	(9,333)	(88,619)

August 31, 2019	$628,277	$2,634,338	$673,302	$296,061	$4,231,978
Amortization	22,491	425,403	74,221	13,388	535,503
Foreign exchange	(225)	(10,436)	(1,625)	(273)	(12,559)
November 30, 2019	$650,543	$3,049,305	$745,898	$309,176	$4,754,922

Carrying Value
At August 31,2019	$132,046	$2,421,460	$989,691	$181,531	$3,724,728

At November 30, 2019	$108,704	$1,974,072	$913,545	$167,776	$3,164,097

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

6.	Property and Equipment

	Computer	Furniture
Cost	Equipment	and Fixtures	Total
August 31, 2018	$180,393	$113,802	$294,195
Effect of foreign exchange	10,894	6,884	17,778
Additions	17,839	2,612	20,451
August 31, 2019	$209,126	$123,298	$332,424
Additions	26,364	5,719	32,083
Effect of foreign exchange	14,943	8,187	23,130
November 30, 2019	$250,433	$137,204	$387,637

Accumulated Depreciation
August 31, 2018	$117,979	$13,345	$131,324
Effect of foreign exchange Depreciation	7,137	788	7,925
Depreciation	55,973	54,567	110,540
August 31, 2019	$181,089	$68,700	$249,789
Effect of foreign exchange	11,560	4,382	15,942
Depreciation	1,089	351	1,440
November 30, 2019	$193,738	$73,433	$267,171

Carrying Value
At August 31, 2019	$28,037	$54,598	$82,635
At November 30, 2019	$56,695	$63,771	$120,466

7.	Leasehold Improvements

Leasehold
Cost	Improvements
August 31, 2018	$54,465
Additions	-
August 31,2019	$54,465
Additions	-
November 30, 2019	$54,465

Accumulated Depreciation
August 31, 2018	$51,151
Depreciation	696
August 31, 2019	$51,847
Depreciation	174
November 30, 2019	$52,021

Carrying Value
At August 31, 2018	$2,618
At August 31, 2019	$2,444

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

8.	Promissory Notes Payable

On September 30, 2018, the Company received $200,000 in working capital advances in the form of promissory notes from two companies for which a director of Torque is a senior officer. These promissory notes are unsecured, have a term of one year, and carry interest at 18%.As at Novemebr 30, 2019, interest of $42,131 has been accrued. (August 31, 2018 - $33,131)

During the year ended August 31, 2019, the Company converted $387,611 in residual Series One convertible debt, to a promissory note payable from a corporation of which a director of the Company is a senior officer. The note is unsecured, bears interest at 6% and is due on demand. During the three months ended November 30, 2019, an additional $1,570,415 was received for working capital purposes. As of November 30, 2019, interest of $30,692 (August 31, 2018 - $1,322) had accrued.

9.	Convertible Debt

Between October 18, 2019 and November 28, 2019, convertible debentures in the amount of CAD$1,328,000 were converted into 2,656,000 units. The fair value of the Series Two convertible debentures at the time of conversion was estimated using the binomial lattice model with the following assumptions: share price of CAD$1.99 ($1.50); terms of between 2.68 and 2.77 years; conversion price and warrant exercise price of CAD$0.50 ($0.38); interest rate of 6%; expected volatility of 150%; risk-free interest rate of between 1.47%; exchange rate of 0.7599; and an expected dividend yield of 0%. The fair value assigned to these convertible debentures is $1,228,333. This value was split between common shares and warrants as $617,248 and $611,085, respectively.

As at November 30, 2019, the fair value of the Series Two convertible debentures was $12,270,861. The fair value of the Series Two convertible debentures on November 30, 2019 was estimated using the binomial lattice model with the following assumptions: share price of CAD$1.29 ($0.97); term of 2.60-2.69 years; conversion price and warrant exercise price of CAD$0.50 ($0.38); interest rate of 6%; expected volatility of 150%; risk-free interest rate of between 1.54% to 1.55%%; exchange rate of 0.7524; and an expected dividend yield of 0%.

Convertible Debt - Series Two

Balance, August 31, 2018	$-
Issuance	8,970,495
Conversion of Series One convertible debt	2,431,489
Conversion	(31,026)
Warrants issued on conversion	(30,374)
Interest	72,035
Foreign exchange	(416,428)
Change in fair value	1,536,532
Balance, August 31, 2019	$12,532,723
Conversion	(617,248)
Warrants issued on conversion	(611,085)
Interest	155,553
Foreign exchange	6,393
Change in fair value	804,525
Balance, November 30, 2019	$12,270,861

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

10.	Long-term Debt and Mclaren Loan

Long-term Debt

On September 9, 2014, Eden Games entered into a loan arrangement with Banque Publique d’lnvestissement (“BPI”) for €450,000 ($525,600). This loan is unsecured, non-interest bearing and matures on June 30, 2022, with the first payment paid on September 30, 2017. Fees of €13,000 ($15,000) were paid in connection with the loan. The loan bears interest at 0% per annum. As at November 30, 2019, the present value of the loan was $235,982 (2018 - $304,163), with accretion of $14,724 (three months ended November 30, 2018 - $nil) having been charged to the Company’s statements of loss and comprehensive loss for the year then ended. A discount rate of 11% was used.

The loan is repayable as follows:

2020	€ 67,500	($74,326)
2021	€ 90,000	($99,099)
2022	€ 90,000	($99,099)

11.	Stock Options

The following table reflects the continuity of stock options for the three months ended November 30, 2019 and 2018:

	Number of Stock	Weighted Average Exercise Price
	Options	(CAD$)	(US$)
Balance, August 31,2018	164,066	18.75	14.10
Granted	26,667	9.75	7.33
Expired/Cancelled	(17,067)	51.00	38.34
Balance, November 30, 2018	173,666	15.75	12.00
Balance, August 31,2019	104,600	14.73	11.08
Expired/Cancelled	(76,667)	16.17	12.16
Balance, November 30, 2019)	27,933	10.75	8.09

The following table reflects the stock options issued and outstanding as of November 30, 2019:

	Remaining Exercise		Weighted Average Number of
	Price		Contractual	Options
Expiry Date	(CAD)	(USD)	Life (years)	Outstanding
March 20, 2023	51.00	38.36	3.30	667
September 14, 2025	9.75	7.33	5.79	26,666
November 9, 2026	10.50	7.90	6.95	600
	10.75	8.09	5.76	27,933

Of the 27,933 options outstanding (August 31, 2019 - 104,600), 2,511 (August 31, 2019 - 2,511) are exercisable as at November 30, 2019. During the three months ended November 30, 2019, share- based compensation expense was $9,573 (three months ended November 30, 2018 - $92,422).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

12.	Warrant Liability

Warrant Liability
Balance as at August 31, 2019	$819,245
Warrants issued	28,551
Change in fair value	(552,820)
Expiration of warrants	(3,667)
Impact of warrants exercised during the year	(5,488)
Foreign exchange	10,974

Balance as at August 31, 2019	$296,795
Change in fair value	1,634,324
Warrants issued	611,085
Foreign exchange	1,395
Balance as at November 30, 2019	$2,543,599

The movements in the number and estimated fair value of outstanding warrants issued are as follows:

		Weighted-average	Weighted-average
	Number of	exercise price	exercise price
	warrants	(CAD)	(USD)
Outstanding, August 31,2018	339,558	$45.00	$35.25
Exercised	(1,333)	3.75	2.82

Outstanding, November 30, 2018	338,225	$45.00	$35.25
Outstanding, August 31,2019	439,754	$30.56	$22.99
Granted (i)	2,656,000	0.50	0.38
Expired	(41,818)	(3.75)	(2.82)
Outstanding, November 30, 2019	3,053,936	$4.69	$3.53

Warrants Outstanding					Warrants Exercisable
						Weighted
		Average		Average		Average
		Exercise		Remaining	Weighted	Exercise
	Number	Price		Contractual	Number	Price
Expiry Date	Outstanding	(CAD)	(USD)	Life (years)	Exercisable	(CAD)	(USD)
August 8, 2024	244,000	$0.50	$0.38	4.69	244,000	$0.50	$0.38
July 25, 2024	1,406,000	0.50	0.38	4.65	1,406,000	0.50	0.38
July 8, 2024	1,150,000	0.50	0.38	4.61	1,150,000	0.50	0.38
January 9, 2020	115,442	90.00	67.70	0.11	115,442	90.00	67.70
February 8, 2020	9,919	90.00	67.70	0.19	9,919	90.00	67.70
July 12, 2020	128,575	12.75	9.59	0.12	128,575	12.75	9.59
	3,053,936	$4.69	$3.53	4.26	3,053,936	$4.69	$3.53

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

12.	Warrant Liability (Continued)

Warrants

As at November 30, 2019, the fair value of the 128,575 warrants issued was $51,916 as calculated using the Black-Scholes option pricing model with the following assumptions: a 0.12 year expected average life; 268% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at November 30, 2019, the fair value of the 115,442 warrants issued was determined to be $nil as calculated using the Black Scholes option pricing model with the following assumptions: a 0.11 years as expected average life; exercise price of CAD$90 ($67.66); 268% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. On February 8 2020, these warrants expired unexercised.

As at November 30, 2019, the fair value of the 9,919 warrants issued was determined to be $nil as calculated using the Black Scholes option pricing model with the following assumptions: a 0.19 years as expected average life; exercise price of CAD$90 ($67.66); 265% expected volatility; risk free interest rate of 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants. On January 9, 2020, these warrants expired unexercised.

Between September 12, 2019 and October 19, 2019 the Company issued 100,000 warrants in conjunction with the conversion of 100,000 units of convertible debt. Each resulting unit was comprised of one common share of the Company and one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company for a period of five years at an exercise price of CAD$0.50 ($0.38) per share. The fair value of the 100,000 warrants issued was determined to be $23,135 as calculated using the Black Scholes option pricing model using the cyclical method with the following assumptions: a 4.81 to 4.91 years as expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.36% to 1.46%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

During the period, a further 100,000 August 8, 2024 warrants were issued in conjunction with conversion of debt. The fair value was determined to be $23,135 as calculated using the Black Scholes option pricing model with the following assumptions: between a 4.81 to 4.91 years expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of between 1.46% and 1.55%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at November 30, 2019, the fair value of the 244,000 August 8, 2024 warrants was determined to be $217,454 as calculated using the Black Scholes option pricing model with the following assumptions: a 4.69 years expected average life; share price of CAD$1.29 ($0.97); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.41%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

12.	Warrant Liability (Continued)

Warrants (Continued)

Between October 29, 2019 and November 28, 2019 the Company issued 1,406,000 warrants in conjunction with the conversion of 1,406,000 units of convertible debt. Each resulting unit was comprised of one common share of the Company and one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company for a period of five years at an exercise price of CAD$0.50 ($0.38) per share. The fair value of the 1,406,000 warrants issued was determined to be $323,682 as calculated using the Black Scholes option pricing model using the cyclical method with the following assumptions: a 4.72 to 4.66 years as expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.50% to 1.62%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at November 30, 2019, the fair value of the 1,406,000 July 25, 2024 warrants was determined to be $1,251,767 as calculated using the Black Scholes option pricing model with the following assumptions: a 4.65 years expected average life; share price of CAD$1.29 ($0.97); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.41%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Between October 18, 2019 and November 28, 2019 the Company issued 1,150,000 warrants in conjunction with the conversion of 1,150,000 units of convertible debt. Each resulting unit was comprised of one common share of the Company and one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Company for a period of five years at an exercise price of CAD$0.50 ($0.38) per share. The fair value of the 1,150,000 warrants issued was determined to be $264,268 as calculated using the Black Scholes option pricing model using the cyclical method with the following assumptions: a 4.61 to 4.73 years as expected average life; share price of CAD$0.25 ($0.19); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.50% to 1.55%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

As at November 30, 2019, the fair value of the 1,150,000 July 8, 2024 warrants was determined to be $1,022,465 as calculated using the Black Scholes option pricing model with the following assumptions: a 4.61 years expected average life; share price of CAD$1.29 ($0.97); exercise price of CAD$0.50 ($0.38); 136% expected volatility; risk free interest rate of 1.41%; and an expected dividend yield of 0%. Volatility is calculated based on the changes in the Company’s historical stock prices over the expected life of the warrants.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

13.	Share Capital

(a)	Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares

(b)	Issued and outstanding - Common Shares

	Shares	Consideration
Balance, as at August 31, 2018	2,201,260	$29,573,077
Common shares issued on exercise of warrants	1,333	11,214
Balance, November 30, 2018	2,202,593	$29,584,291
Balance, as at August 31, 2019	2,346,593	29,613,406
Common shares issued on coversion of convertible debt	2,656,000	617,248
Balance, November 30, 2019	5,002,593	$30,230,654

14.	Capital Management

The Company considers its capital to be its shareholders’ equity. As at November 30, 2019, the Company had shareholders’ deficiency of $15,902,202 (August 31, 2019 - shareholders’ deficiency of $7,960,633. The Company’s objective when managing its capital is to seek continuous improvement in the return to its shareholders while maintaining a moderate to high tolerance for risk. The objective is achieved by prudently managing the capital generated through internal growth and profitability, through the use of lower cost capital, including raising share capital or debt when required to fund opportunities as they arise. The Company may also return capital to shareholders through the repurchase of shares, pay dividends or reduce debt where it determines any of these to be an effective method of achieving the above objective. The Company does not use ratios in the management of its capital. There have been no changes to management’s approach to managing its capital during the three months ended November 30, 2019 and 2018. The Company is subject to Policy 2.5 of the TSXV Venture Exchange (“TSXV”) which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 6 months. As of November 30, 2019, the Company was not compliant with Policy 2.5.

15.	Commitments and Contingencies

i)	Operating Leases

Eden Games is obligated under operating leases for use of its office premises for the period ending April 15, 2025. Eden Games can end the lease at end of every three-year period on six months advance notice. Payment of €25,000 ($27,463) is required every quarter. Annual future minimum rental payments under operating leases are as follows:

2020	€77,500	($85,338
2021	€100,000	($110,113
2022	€31,250	($34,410

Ideas + Cars is obligated under the terms of a facilities use agreement for event and meeting premises amounting to €180,851 ($199,140) for an event planned in July 2020.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

15.	Commitments and Contingencies (Continued)

ii)	Royalty Expenses

Royalty expenses relate to royalties paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of the Eden Games’ products. Eden Games has royalty agreements to utilize trademarks, copyrights, software, technology or other intellectual property or proprietary rights in the development or sale of its products. Eden Games has committed to pay royalties ranging from 4% to 25% of revenues after certain thresholds have been met, in connection with the underlying license agreements. Royalty expenses were €nil ($nil) for the three months ended November 30, 2019 and 2018.

iii)	Software Contract

The Company is committed under the terms of a software license agreement until June 1, 2021 for annual fees of $87,907, or $154,484 in aggregate.

iv)	Consulting Contracts

Under the terms of three consulting agreements, the Company is committed to pay 0.5% of tokens issued to each consultant, should the Company ever undertake a initial coin offering.

Under the terms of a consulting agreement dated July 27, 2017, the Company is committed to pay six months severance in the event of termination, amounting to £144,500 ($175,911). If revenue from the Eden Games mobile app exceeds £100,000 ($121,561) in a month, in the first year of this agreement, a bonus equal to 2.5% of the excess shall be paid up to a maximum of £100,000 ($121,561) on an annual basis. Each successive year, the monthly target will increase by 20% but the maximum will remain at £100,000 ($121,561). As no triggering events have taken place related to the contingencies to November 30, 2019, no provision has been made in these consolidated financial statements

The Company is committed under the terms of a management services agreement commencing September 3,2019 for six months at $20,000 per month and a 25% success fee, or $150,000 in aggregate.

v)	Employment Contracts

Under the terms of an employment contract undertaken with the Company’s controller, the Company is committed to pay three months severance in the event of termination, amounting to $42,500. Additionally, the controller’s employment agreement contains a provision for a discretionary annual bonus for up to 20%.

vi)	Litigation

The Company is subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations or liquidity.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

16. Discontinued Operations

During the year ended August 31, 2019, the Company ceased operations in its subsidiary Pro Gaming League Nevada Inc. Accordingly, the operational results for this subsidiary have been presented as a discontinued operation and accordingly, comparative figures for the three months ended November 30, 2018 have been restated.

The operating results of PGL Nevada for the three months ended November 30, 2019 and 2018 are presented as discontinued operations as follows:

For the three months ended November 30,	2019	2018
Revenues
Event income	$-	$4,401
Expenses
Salaries and wages	-	24,436
Sponsorships and tournaments	-	1,337
Professional fees	-	66,003
Advertising and promotion	-	-
Travel	-	-
Rent	-	63,750
Office and general	-	23,239
Insurance	-	5,104
Interest and bank charges	(200)	-
Impairment of leasehold improvements	-	-
Total expenses	(200)	183,869
Net earnings (loss) from discontinued operations	$200	$(179,468)

The net cash flows from discontinued operations for the three months ended November 30, 2019 and 2018 are as follows:

For the three months ended November 30,	2019	2018

Net cash provided by (used in) operating activities	$-	$7,744
Net cash used in financing activities	-	-
Change in cash	-	7,744
Cash, beginning of period	-	6,964

Cash, end of period	-	$14,708

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

17.	Right of-Use Assets

IFRS 16 - right-of-use asset recognition	$234,215
Right-of-use assets at September 1, 2019	234,215
Depreciation	(26,024)
Balance, November 30, 2019	$208,191

Right-of-use assets consist of the operating lease for office facilities and are amortized over a period of 27 months.

Maturity Analysis - Contractual Undiscounted Cash Flows
As at November 30, 2019:
Less than one year	$82,585
Greater than one year	144,523
Total undiscounted lease obligation	$227,108

18.	Lease Liabilities

At the commencement date of the leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 10%, which is the Company’s incremental borrowing rate. The continuity of the lease liabilities are presented in the table below:

Balance, August 31,2019	$-
Additions	234,215
Interest expense	1,821
Lease payments	(27,528)

Balance, November 30, 2019	$208,508
As at November 30, 2019
Less than one year	$77,123
Greater than one year	131,385
Total lease obligation	$208,508

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

19.	Segmented Information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (‘CODM’). The CODM has been determined to be the Company’s CEO as they are primarily responsible for the allocation of resources and the assessment of performance.

The CODM uses net loss, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. All revenue streams for the business are managed by divisional managers. Having considered these factors, management has judged that the Company comprises one operating segment under IFRS 8. As such, the disclosures required under IFRS 8 for the consolidated financial statements are shown on the face of the consolidated statement of loss and comprehensive loss and consolidated statement of financial position.

Geographical Breakdown

November 30, 2019

	North	United	European
	America	Kingdom	Union	Total
Assets	$2,489,475	$340,349	$5,726,069	$8,555,893
Liabilities	$20,923,593)	$(1,097,558)	$(2,178,593)	$(24,199,744)
Three Months Ended November 30, 2019
Net (loss)	$(4,643,238)	$(2,026,964)	$(1,380,989)	$(8,051,191)

August 31, 2019

	North	United	European
	America	Kingdom	Union	Total
Assets	$4,414,852	$261,196	$6,009,649	$10,685,697
Liabilities	$(17,033,430)	$(235,035)	$(1,084,414)	$(18,352,879)
Three Months Ended November 30, 2018
Net (loss)	$(733,378)	$(14,681)	$(608,392)	$(1,356,451)

As at November 30, 2019, cash of $nil and $21,839 (August 31, 2019 - $nil and $2,217,819) was held in US and Canadian Chartered banks, respectively, $470,412 held in Euros in the European Union (August 31, 2019 - $529,642), and a bank overdraft of $27,846 held in GBP in the United Kingdom (August 31,2019 - $79,553).

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

19.	Segmented Information (Continued)

The Group’s revenue disaggregated by primary geographical markets is as follows:

For the Three Months Ended November 30, 2019

	North America	United Kingdom	European Union	Total
Games development income	$-	$-	$532,860	$532,860
Membership income	$-	$-	$275,123	$275,123
Event income	$265	$-	$-	$265
Total	$265	$-	$807,983	$808,248

For the Year Ended November 30, 2018

	North America	United Kingdom	European Union	Total
Games development income	$-	$-	$1,512,255	$1,512,255
Membership income	$-	$-	$141,799	$141,799
Event income	$2,215	$12,370	$-	$14,585
Total	$2,215	$12,370	$1,654,054	$1,668,639

20.	Related Party Transactions and Balances

Key management includes the Company’s directors, officers and any consultants with the authority and responsibility for planning, directing and controlling the activities of an entity, directly or indirectly. Compensation awarded to key management includes the following:

Three Months Ended November 30	2019	2018
Total compensation paid to key management	$106,670	$107,817
Share based payments	$7,209	$-

Total compensation paid to key management is recorded in consulting and salaries and wages in the statement of loss and comprehensive loss for the three months ended November 30, 2019 and 2018.

Amounts due to related parties as at November 30, 2019 with respect to the above fees were $31,858 (August 31, 2019 - $124,717). These amounts are unsecured, non-interest bearing and due on demand.

Included in accounts and other receivables is $53,237 (August 31, 2019 - $35,365) in advances due from the Company’s Chief Executive Officer. This amount is unsecured, bear no interest and are due on demand.

Included in prepaid expenses is $377,658 (August 31, 2019 - $431,608) for future consulting fees paid to a corporation related to a company of which a director of the Torque is a senior officer.

During the three months ended November 30, 2019, the Company expensed $14,784 (three months ended November 30, 2018 - $15,603) to Marrelli Support Services Inc. (“Marrelli Support”) and DSA Corporate Services Inc. (“DSA”), together known as the “Marrelli Group” for:

(i)	Robert D.B. Suttie to act as Chief Financial Officer (“CFO”) of the Company;
(ii)	Bookkeeping and office support services;
(iii)	Corporate filing services; and
(iv)	Corporate secretarial services.

Torque Esports Corp.

(Formerly Millennial Esports Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended November 30, 2019

(Expressed in United States Dollars)

(Unaudited)

20.	Related Party Transactions and Balances (Continued)

The Marrelli Group is also reimbursed for out of pocket expenses. Both Marrelli Support and DSA are private companies. Robert Suttie is the President of Marrelli Support.

See also Note 8

21.	Loss Per Share

The calculation of basic and diluted loss per share for the three months ended November 30, 2019 was based on the loss attributable the common shareholders of $8,051,391 for continuing operations and earnings of $200 for discontinued operations, respectively (three months ended November 30, 2018 - $1,176,983 and $179,468, respectively), and the weighted average number of common shares outstanding of 2,469,886 (three months ended November 30, 2018 - 1,821,328). Diluted loss per share does not include the effect stock of options, warrants or convertible debt as they are anti-dilutive.

22.	Subsequent Events

i)	On December 18, 2019, the Company closed the first tranche of a nonbrokered private placement of up to 4,000,000 units at a price of $0.94 (CAD$1.25) per unit (the “Offering”) for gross proceeds of up to $3,761,000 (cAd$5,000,000). A total of 872,000 units were issued for cash proceeds of $414,000 (cAd$550,000) and $406,000 (cAd$540,000) issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and onehalf of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of $1.35 (CAD$1.80) per share. Of the $819,000 (CAD$1,090,000) raised, $75,000 (CAD$100,000) were subscribed to by a director of the Company.

ii)	Subsequent to November 30, 2019, $1,126,436 (CAD$847,418) of convertible debt was converted into 2,252,872 units, on the same terms as the offering units, resulting in the issuance of 2,252,872 common shares and 2,252,872 warrants.